# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forbright, Inc., CIK 0001925062
CUSIP: 34520K105
Title of class of securities: Class A common stock, $0.001 par value per share
Address of issuer's principal executive offices: 4445 WILLARD AVENUE, SUITE 1000, CHEVY CHASE, Maryland (MD), 20815
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001708030

## Reporting persons
- GPC Partners Investments (Elevate) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,178,251; shared voting power 0; sole dispositive power 3,178,251; shared dispositive power 0; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by GPC Partners Investments (Elevate) LP ("GPC Elevate") following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which GPC Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. GPC Elevate continues to hold 7,744,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits GPC Elevate from converting such shares to the extent such conversion would result in GPC Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.
- Gallatin Point Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,178,251; shared voting power 0; sole dispositive power 3,178,251; shared dispositive power 0; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by GPC Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which GPC Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. GPC Elevate continues to hold 7,744,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits GPC Elevate from converting such shares to the extent such conversion would result in GPC Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.
- GPC Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,178,251; shared voting power 0; sole dispositive power 3,178,251; shared dispositive power 0; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by GPC Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which GPC Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. GPC Elevate continues to hold 7,744,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits GPC Elevate from converting such shares to the extent such conversion would result in GPC Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.
- Gallatin Point Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,178,251; shared voting power 0; sole dispositive power 3,178,251; shared dispositive power 0; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by GPC Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which GPC Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. GPC Elevate continues to hold 7,744,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits GPC Elevate from converting such shares to the extent such conversion would result in GPC Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.
- Botein Matthew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,178,251; shared voting power 0; sole dispositive power 3,178,251; shared dispositive power 0; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by GPC Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which GPC Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. GPC Elevate continues to hold 7,744,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits GPC Elevate from converting such shares to the extent such conversion would result in GPC Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.
- Sachs Lewis A: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,178,251; shared voting power 0; sole dispositive power 3,178,251; shared dispositive power 0; aggregate amount beneficially owned 3,178,251 (9.9% of the class)
  Comment: The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by GPC Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which GPC Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. GPC Elevate continues to hold 7,744,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits GPC Elevate from converting such shares to the extent such conversion would result in GPC Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock.

## Item 1. Issuer
Name of issuer: Forbright, Inc.
Address of issuer's principal executive offices: 4445 Willard Avenue, Suite 1000, Chevy Chase, MD 20815

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by:

(i) GPC Elevate;
(ii) Gallatin Point Capital LLC ("Gallatin Point");
(iii) GPC Partners GP LLC ("GPC GP");
(iv) Gallatin Point Holdings LP ("GPC Holdings");
(v) Matthew B. Botein; and
(vi) Lewis A. (Lee) Sachs.

GPC Elevate is the direct holder of the securities reported in this Schedule 13G. Gallatin Point is the manager of funds and accounts invested in GPC Elevate. GPC GP is the general partner of GPC Elevate, and GPC Holdings is the managing member of GPC GP. Messrs. Botein and Sachs are the Co-Founders and Managing Partners of the ultimate parent of GPC Holdings and collectively make voting and investment decisions on behalf of GPC Elevate.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 660 Steamboat Road, Greenwich CT 06830.
Citizenship: GPC Elevate, Gallatin Point, GPC GP and GPC Holdings are incorporated under the laws of the State of Delaware. Messrs. Botein and Sachs are citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of August 14, 2026, GPC Elevate directly owns 3,178,251 shares of Class A common stock of the Issuer, representing approximately 9.9% of the outstanding Class A common stock. Gallatin Point, as the manager of funds and accounts invested in GPC Elevate, GPC GP, as the general partner of GPC Elevate, GPC Holdings, as the managing member of GPC GP, and Messrs. Botein and Sachs, as the Co-Founders and Managing Partners of the ultimate parent of GPC Holdings, may each be deemed to have voting and dispositive power over the shares held directly by GPC Elevate. The percent of class beneficially owned by the Reporting Persons as of August 14, 2026 is based upon 32,103,172 shares of Class A common stock outstanding, as disclosed by the Issuer to the Reporting Persons.

The shares of Class A common stock and percent of class reported herein include 1,095,351 shares of Class A common stock acquired by GPC Elevate following June 30, 2026 upon its exercise of anti-dilution conversion rights under the Issuer's Amended and Restated Certificate of Incorporation, pursuant to which GPC Elevate converted an equal number of its Class B common stock into shares of Class A common stock. Such conversion rights were triggered by the issuance of Class A common stock in the Issuer's initial public offering and certain other dilutive issuances of stock by the Company during the second quarter of 2026. GPC Elevate continues to hold 7,744,751 shares of Class B common stock that remain convertible into Class A common stock; however, the Issuer's Amended and Restated Certificate of Incorporation prohibits GPC Elevate from converting such shares to the extent such conversion would result in GPC Elevate beneficially owning more than 9.9% of the outstanding Class A common stock. As of June 30, 2026, prior to such conversion, the Reporting Persons beneficially owned 2,082,900 shares of Class A common stock, representing approximately 7.2% of the outstanding Class A common stock based upon 28,939,391 shares of Class A common stock outstanding following the Issuer's initial public offering, as reported in the Issuer's prospectus filed with the Securities and Exchange Commission on June 11, 2026.
Percent of class: Item 4(a) is incorporated by reference.
Sole power to vote or to direct the vote:
GPC Elevate: 3,178,251
Gallatin Point: 3,178,251
GPC GP: 3,178,251
GPC Holdings: 3,178,251
Matthew Botein: 3,178,251
Lewis A. Sachs: 3,178,251
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
GPC Elevate: 3,178,251
Gallatin Point: 3,178,251
GPC GP: 3,178,251
GPC Holdings: 3,178,251
Matthew Botein: 3,178,251
Lewis A. Sachs: 3,178,251
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GPC Partners Investments (Elevate) LP: /s/ Lewis A. (Lee) Sachs, Managing Partner of Manager of General Partner (08/14/2026)
- Gallatin Point Capital LLC: /s/ Lewis A. (Lee) Sachs, Managing Partner of Manager (08/14/2026)
- GPC Partners GP LLC: /s/ Lewis A. (Lee) Sachs, Managing Partner of Manager (08/14/2026)
- Gallatin Point Holdings LP: /s/ Lewis A. (Lee) Sachs, Managing Partner (08/14/2026)
- Botein Matthew: /s/ Matthew Botein, Matthew Botein (08/14/2026)
- Sachs Lewis A: /s/ Lewis A. (Lee) Sachs, Lewis A. (Lee) Sachs (08/14/2026)